

Mail Stop 4720

March 30, 2017

<u>Via E-mail</u>
James S. Byrd, Jr.
Chairman and Chief Executive Officer
Legion Capital Corporation
301 E. Pine St., Ste. 301
Orlando, FL 32801

**Re: Legion Capital Corporation
Amendment No. 1 to
Offering Statement on Form 1-A
Filed March 20, 2017
File No. 024-10638**

Dear Mr. Byrd:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2016 letter.

<u>General</u>

1.   We note your response to comment 2 that you "have filed all exhibits," but it does not appear that you have filed all required exhibits, as requested. Please file all required exhibits in a pre-qualification amendment, including your charter and bylaws as well as an opinion as the legality of the securities covered by your offering statement. Please see Item 17 to Part III of Form 1-A, for guidance.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10</u>

2.   We note your response to comment 11. However, we did not note any substantive management's discussion and analysis included. Please revise to disclose the information required by Item 303 of Regulation S-K, Management's Discussion and Analysis of Financial Condition and Results of Operations considering your election to follow the offering circular format described in Part II (a)(1)(ii) of Form 1-A.

<u>Business, page 10</u>

3.   We note your response to comment 4 that you recently disposed of your operating fund manager business. We further note your revisions in response to comment 10 that each of your four current operating subsidiaries were "incorporated in the latter part of 2016 or the first quarter of 2017," has not "achieved substantial operating revenue or operations as of December 31, 2016," and that these four subsidiaries engage or propose to engage in consulting, training, marketing, direct financing, or other business services not clearly defined. Please expand your disclosure to describe the business of each of your four operating subsidiaries. Please refer to Item 101(h) of Regulation S-K. In addition, in providing such description, please disclose whether and, if applicable, how you expect to use the approximately $1.8 million in cash and cash equivalents that you held as of December 31, 2016 in connection with such operations. If you do not plan to use such assets in connection with your operations, please address in the Management's Discussion and Analysis section how you plan to use these assets. Please refer to Item 303 of Regulation S-K. Please also provide a reasonable basis for your expectation that each of your four subsidiaries will "achieve substantial revenue and commence full operations by end of the first quarter 2017." Finally, if you are unable to provide an expanded description of your business, please provide us with your analysis as to why you believe you are eligible to use Regulation A for the proposed transaction in view of the exclusion in the regulation barring development stage companies that do not have a specific business plan or purpose. Please refer to Securities Act Rule 251(b)(3).

<u>Directors and Executive Officers, page 11</u>

4.   We note your response to comment 8. As previously requested, please provide the information required by Item 404(d) of Regulation S-K for the Legion Growth & Income Fund I, LLC loan or provide us with a legal analysis under Item 404 as to why such information is not required.

Financial Statements

Note 7 – Stock Options, page F-13

5.   We note you disclosed information related to your stock options issued on August 1, 2016. Please revise to disclose the information required by ASC 718-10-50 for all stock options issued.

Note 9 – Discontinued Operations, page F-15

6.   We note the discontinued operations financial information presented on the balance sheet and income statement does not agree with the related amounts presented in Note 9. Please revise to provide the information required by ASC 205-20-50 for your discontinued operations and ensure that the amounts included in the financial statement note agree with the amounts in your financial statements. Also, clarify how you are presenting financial amounts related to Legion Wealth Advisors LLC in your financial statements and disclose financial information for Legion Wealth Advisors LLC in your financial statement notes using the same periods as presented in your financial statements.

Signatures

7.   We note your revisions and response to comment 3. As previously requested, please identify your principal financial officer and principal accounting officer in the signature block. Please refer to Securities Act Rule 252(c) and Instructions to Signatures on Form 1-A for guidance. Please note that it is possible for one person to hold more than one role but the signature block must identify each role in which the person is signing.

        You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3338 with any other questions.

                                                Sincerely,

                                                /s/ Dietrich A. King

                                                Dietrich A. King
                                                Assistant Director
                                                Office of Financial Services